Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “PainReform,” the “Company,” “we,” “us” and “our” refer to PainReform Ltd, an Israeli company. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	risks related to the coronavirus outbreak;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the U.S. Food and Drug Administration (“FDA”). The 505(b)(2) new drug application (“NDA”) process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. Using this pathway can significantly reduce the future time and costs associated with clinical development. PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small 15 patient Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair), PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine, alone. As indicated in the FDA approved drug description for ropivacaine, such drug provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development. In a phase 1 safety study conducted in Israel, healthy volunteers were treated with subcutaneous PRF-110. In that study no serious adverse events were noted and PRF-110 showed a prolonged pain reduction when the subjects were tested for their responses to mild or moderate pain stimuli.

Our first priority is to continue the drive toward commercialization of PRF-110. We plan to expeditiously begin our Phase 3 clinical trials as we move toward an NDA and PRF-110 approval. We believe that we are well positioned to accomplish this because:

●	We have amassed an extensive toxicology portfolio for PRF-110, demonstrating that there were no PRF-110-related serious adverse events in either healthy subjects or in surgical patients;

●	Based on extensive toxicology and pharmacokinetic studies, as well as positive Phase 2 results, the FDA has granted our company an IND (Investigational New Drug) for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain;

●	Unlike many drug trials that take months to years to complete and which are complex and whose endpoints are difficult to interpret, the planned trials are expected to last for a brief number of days with a one-month follow-up period, with primary endpoints based on measurement on the familiar scale of 1 (no pain) to 10 (worst imaginable pain);

●	Upon completion of the Phase 3 studies, if successful, we plan to apply for a New Drug Approval for the management of post-operative pain; and

●	If and when approved for commercial sale, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional surgical indications including: breast augmentation/reduction, bariatric procedures, hysterectomy, cholecystectomy as well as orthopedic procedures including joint replacements and open fracture repair. We intend to capitalize on these opportunities to become the leader in opiate-free, long-acting local and regional analgesia.

Following the establishment of PRF-110 in the post-operative pain market, we plan to build on our platform technology to broaden our product base. Our extended release drug-delivery system is a non-aqueous, viscous formulation that can be used for the delivery of many drugs that are currently difficult to administer for long-term, continuous dosing without an iv access, including antibiotics and chemotherapeutics. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release. In addition, if successful, we plan to expand by developing, acquiring or in-licensing products, or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace.

Once approved, we plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments. These environments include:

●	Hospitals

●	Free-standing surgical centers

●	Surgical offices

We sponsored a Phase 2 proof-of-concept study designed to assess the safety and efficacy of PRF-110 in hernia repair surgeries. The study was performed at the Sourasky Medical Center, the Galilee Medical Center and the Assaf Harofeh Medical Center, all located in Israel. The primary objective of the study was to evaluate the safety and tolerability of PRF 110 following hernia repair surgery performed by abdominal incision. The secondary objective was to evaluate pain intensity and the use of rescue pain medications following hernia surgery and application of PRF 110 at the incision site. While this study was not powered to determine statistical significance, a comparison of these results to placebo historical data evidenced lower average pain scores for up to 72 hours in comparison to the use of ropivacaine alone, which provided pain relief for only 2- to 6 hours. In this study with 15 subjects, PRF-110 provided pain reduction for up to 72 hours post-operatively. Prior to undertaking the Phase 2 study PRF-110 was, at the request of the FDA, rigorously tested in preclinical models of wound healing in which it was shown to have no effect on the strength of the healed skin, no effect on bones and no effect on the integrity of sutures and surgical mesh. Based on extensive toxicology and pharmacokinetic measures, as well as positive Phase 2 results, the FDA has granted our company an IND (Investigational New Drug) for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain. If PRF-110 approval for hernia repair and bunionectomy is obtained, we expect that these indications will be the focus of our initial commercialization efforts.

If, and when, approved for commercial sale, and upon becoming revenue-positive, we intend to quickly capitalize on the opportunity and carry out post-approval Phase 4 clinical trials in a number of additional surgical indications, including breast augmentation/reduction, bariatric procedures, hysterectomy and cholecystectomy, as well as orthopedic procedures including joint replacements and open fracture repair.

Our extended release drug-delivery system is a non-aqueous, viscous formulation that we believe can be used for the delivery of many drugs to treat a variety of indications that are currently difficult to administer for long-term, continuous dosing without a permanent or semi-permanent iv access. This is based on the physical – chemical characteristics of our drug delivery system that make it adaptable for the delivery of different classes and types of injectable drugs. Included in these potential applications are antibiotics to treat infections in difficult to reach tissues, such as bone or poorly vascularized limbs, and chemotherapeutics that currently require repeated administration to treat a variety of cancers. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release. A decision will be made as to specific indications when funds become available. The cost of each of such studies will be dependent upon a variety of factors including, the surgical indication, the number of centers involved in the study, the length of the study and the extent of the requisite follow-up. In addition, if successful, we plan to expand by developing, acquiring or in-licensing products or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace.

PRF-110 is made with a very efficient, scalable manufacturing process which contributes to a cost of goods that we anticipate will be extremely competitive. We believe this will facilitate a future sales strategy both flexible and profitable.

Impact of COVID-19 on Our Operations

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and as of September 2020, has spread to over 200 countries and territories, including the United States and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel, mass gatherings, closing of non-essential businesses and shelter-in-place orders to slow the spread of the virus. A new lock-down period was imposed in Israel in late September 2020. While the spread of COVID-19 has not yet directly impacted our operations, COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval of and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under contract manufacturing organizations;

●	costs associated with development activities;

●	costs associated with technology and intellectual property licenses; and

●	depreciation expense for assets used in research and development activities.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors or as incurred.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include travel expenses, conferences, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly traded company. These increases will include legal and accounting fees, costs associated with maintaining compliance with The NASDAQ Stock Market LLC and the Securities and Exchange Commission, or the SEC, directors’ and officers’ liability insurance premiums and fees associated with investor relations. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

Financial Expenses, Net

Financial expenses, net, primarily consists from revaluation of the derivative warrant liability, accrued interest on convertible notes, bank management fees and commissions and exchange rate differences expenses.

Results of Operations

Research and development expenses. Research and development expenses were $65,000 for the six months ended June 30, 2020 compared to $31,000 for the six months ended June 30, 2019, an increase of $34,000 or 109%.The increase in research and development expenses during 2020 period is primarily due to allocating a portion of our Chief Operating Officer’s salary to research and development and due to increase in share based payment expense of $11,000.

General and administrative expenses. General and administrative expenses were $215,000 for the six months ended June 30, 2020 compared to $210,000 for the six months ended June 30, 2019, an increase of $5,000 or 2%. The increase in general and administrative expenses is primarily from additional costs associated with hiring our President and Chief Medical Officer which started in 2020 which were set off by a decrease in Chief Operating Officer’s salary which was partly allocated to Research and development expenses.

Financial expense, nets. Financial expense, net was $1,683,000 for the six months ended June 30, 2020 compared to financial expenses, net of $185,000 for the six months ended June 30, 2019, an increase of $1,498,000 or 809%. The increase is primarily due to a $1,065,000 increase in finance expenses related to the change in fair value of derivative warrant liability due to the increase in the Company’s valuation and a $437,000 increase in interest expense and amortization of discount on our outstanding convertible notes due to August and December 2019 convertible loans.

Net loss. As a result of the foregoing, we incurred a net loss of $1,963,000 for the six months ended June 30, 2020 compared to a net loss of $426,000 for the six months ended June 30, 2019, an increase of $1,537,000 or 361%.

Liquidity and Capital Resources

Since our inception through June 30, 2020, we have raised aggregate net proceeds of $6,621,000 from the sale of convertible preferred shares and issuance of $3,929,000 of convertible notes, which was used to fund our operations. In August and December 2019, we completed a bridge financing consisting of convertible notes and warrants in the total principal amount of $1,562,000. As of June 30, 2020, we had an accumulated deficit of approximately $14,391,000, cash and cash equivalents of $544,000 and negative working capital. In September 2020, we closed an initial public offering (IPO), where we raised gross proceeds of $20,000,000.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe our existing financial resources as of the date of issuance of this Form 6-K, will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the date of the date of issuance of this Form 6-K, including the completion of our two planned Phase 3 clinical studies for PRF-110. Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●	the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●	the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the coronavirus outbreak.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented:

	Six months Ended June 30, 2020	Six months Ended June 30, 2019
Net cash used in operating activities	$(315,000)	$(193,000)
Net cash used in investing activities	-	-
Net cash provided by (used in) financing activities	(82,000)	241,000
Increase (decrease) in cash and cash equivalents and restricted cash	(397,000)	48,000
Cash and cash equivalents and restricted cash, at the beginning of year	947,000	46,000
Cash and cash equivalents and restricted cash, at the end of year	$550,000	$94,000

Net cash used in operating activities

For the six months ended June 30, 2020 and 2019, net cash used in operating activities was $315,000 and $193,000, respectively. The increase in net cash used in operating activities was mainly due to an increase in net loss of $1,537,000 which was offset by $1,065,000 increase in revaluation of derivative warrant liability and $437,000 increase in accrued interest and amortization of discount on convertible notes

Net cash used in investing activities

For the six months ended June 30, 2020 and 2019, the change in net cash used in investing activities was immaterial.

Net cash provided by (used in) financing activities

For the six months ended June 30, 2020, net cash used in financing activities was ($82,000) due to pre-payment of issuance costs in connection with initial public offering while for the six months ended June 30, 2019, net cash provided by financing activity was due to proceeds from issuance of convertible notes.

Research and Development, Patents and Licenses, Etc.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with GAAP. Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. See Note 2 to the accompanying financial statements.